Exhibit 21

List of Subsidiaries

Subsidiary Name	State of Formation

American Ecology Environmental Services Corporation	Texas Corporation

American Ecology Holdings Corporation	Delaware Corporation

American Ecology Recycle Center, Inc.	Delaware Corporation

American Ecology Services Corporation	Delaware Corporation

Texas Ecologists, Inc.	Texas Corporation

US Ecology, Inc.	California Corporation

US Ecology Idaho, Inc.	Delaware Corporation

US Ecology Nevada, Inc.	Delaware Corporation

US Ecology Washington, Inc.	Delaware Corporation

US Ecology Texas, L.P.	Texas Limited Partnership